STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

                                                                  August 1, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549
Attention:  Patricia Williams

Re:      The Alger Funds (File Nos.: 811-1355, 33-4959)
         Registration Statement on Form N-1A
         -----------------------------------

Ladies and Gentlemen:

On behalf of The Alger Funds ("TAF"), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Securities Act"), is Post-Effective Amendment No. 49 under the Securities Act (the "Amendment") to TAF's Registration Statement on Form N-1A (the "Registration Statement").

The Amendment is marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 48 under the Securities Act to the Registration Statement filed with the SEC on June 6, 2007 in order to add a new class of shares--Class I shares--to Alger SmallCap and MidCap Growth Fund, a series of TAF (the "Fund"). Comments were provided by telephone to Nicole M. Runyan by Patricia Williams of the Staff on July 24, 2007. For the convenience of the Staff, comments have been restated below in their entirety and TAF's response follows each comment. References in the responses to the Fund's prospectus (the "Prospectus") or TAF's statement of additional information (the "SAI") are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

EDGAR FILINGS
-------------

 1. STAFF COMMENT: The EDGAR series and class IDs filed with Post-Effective Amendment No. 48 to the Registration Statement included all the series and classes of TAF, in addition to the new class--Class I shares--of the Fund. The Prospectus only refers to Class I shares of the Fund. Please explain why the EDGAR coding to include all series and classes of TAF was correct and why TAF should not be required to refile Post-Effective Amendment No. 48 to its Registration Statement with just the series/class IDs for Class I shares of the Fund.

    RESPONSE: TAF has a single combined SAI for all of its series and classes. In connection with the creation of the new Class I shares of the Fund, TAF updated its combined SAI. Consistent with our historical practice, we identified each of the current series and classes of TAF, along with the new Class I shares of the Fund, in the EDGAR codes in connection with Post-Effective Amendment No. 48 to its Registration Statement. We note that it is not possible, when inputting EDGAR codes, to delineate between series and/or classes in a prospectus and series and/or classes in a SAI. We will review Regulation S-T and undertake to fully comply will all filing instructions relating to EDGAR series and class IDs.

PROSPECTUS

RISK/RETURN SUMMARY:  INVESTMENTS, RISKS & PERFORMANCE

2. STAFF COMMENT: Under "Principal Strategy", please revise the disclosure describing the indices that are used to determine the Fund's permissible investments to state that these indices are rebalanced and update the range of the indices to a more recent date.

    RESPONSE: The requested change has been made. The relevant disclosure now reads: "As of the most recent rebalancing of the composition of companies in the indices (June 30, 2007), the market capitalization of the companies in these indices ranged from $65 million to $22.4 billion.

MANAGEMENT AND ORGANIZATION:  PORTFOLIO MANAGERS

3. STAFF COMMENT: Please clarify the roles of the Fund's portfolio managers, including any limitations on their duties. See Item 5(a)(2) of Form N-1A and the related instructions.

    RESPONSE: Mr. Dan Chung and Ms. Greenwald are the individuals primarily responsible for the day-to-day management of the Fund's portfolio. Disclosure to that effect has been added to the Prospectus. The Fund is not managed on a "team" or "committee" basis, and therefore the Fund does not believe that Instruction 2 to Item 5(a)(2) of Form N-1A is applicable guidance.

GENERAL

4. STAFF COMMENT: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

    o the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

    o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

    o the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    RESPONSE: The requested letter from TAF, on behalf of the Fund, is filed with this letter.

                                  *   *   *   *   *


We hope the Staff finds this letter and the revisions in the Amendment responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6443.

Very truly yours,

/s/  Nicole M. Runyan
---------------------
Nicole M. Runyan

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